UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On June 28, 2024, Antelope Enterprise Holdings Limited (the “Company”) entered into two certain securities purchase agreements (the “SPAs”) for a private placement transaction with two certain investors (the “Purchasers”), pursuant to which the Company agreed to sell the two Purchasers 21,617 Class A ordinary shares, no par value each (the “Class A Ordinary Shares”), and 86,468 Class A Ordinary Shares (collectively the 108,085 Class A Ordinary Shares, the “Shares”), respectively, at a per share purchase price of $2.313 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $250,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for repayment of the Company’s outstanding loan of $100,000, the expansion of the Company’s business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

The parties to the SPAs have each made customary representations, warranties and covenants. The Shares were issued to Purchasers on July 2, 2024, upon satisfaction of all closing conditions.

The issuance of the Shares is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The SPAs are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPAs, and does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to such exhibit.

SUBMITTED HEREWITH

Exhibits:

10.1	Securities Purchase Agreement between the Company and Xinmu Zhang, dated June 28, 2024
10.2	Securities Purchase Agreement between the Company and Zheng He, dated June 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: July 3, 2024